MEMC Electronic Materials, Inc. 501 Pearl Drive (City of O’Fallon) Post Office Box 8 St. Peters, Missouri 63376 USA Phone: 636-474-5218 Fax: 636-474-5162 dmccarthy@memc.com	June 9, 2010 Martin F. James Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, DC 20549

	RE:	MEMC Electronic Materials, Inc. Form 10-K for the year ended December 31, 2009 Filed March 1, 2010 File No. 001-13828

Dear Mr. James:

This letter sets forth the responses of MEMC Electronic Materials, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated May 26, 2010, with respect to the above referenced Form 10-K.  We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Year Ended December 31, 2009

Solar Energy Segment (d/b/a SunEdison, page 5)

Sales, Marketing and Customers, page 6

	1.	We note your response to prior comment 1 describing the renewable energy incentives you receive. Please address the following and provide us a copy of your proposed disclosures:

•
Revise the business section and your accounting policy note to your financial statements in future filings to clearly describe the two types of renewable energy incentives you receive, how you earn the credits and the states from which you receive them.  Disclose the contractual terms regarding what happens if you are not able to produce the required solar energy per the contract terms.  Clearly disclose that PBIs are tradable and are not sold.

•
Revise the accounting policy note to your financial statements, to clearly describe your policy for recognizing the PBI cash incentives, including the point in the process at which you recognize the income.  If you recognize the incentives prior to receiving the cash from the state of California, please disclose the factors that indicate that the earnings process associated with the PBIs is complete at that point.

•	Discuss for us your conclusions that the PBI cash incentives you receive should not be reflected as a reduction of related costs of generating the solar energy sold.

•
Revise the accounting policy note to your financial statements, to clearly describe your policy for recognizing the renewable energy incentives.  Consistent with your response explain the literature on which you base your policy and how the revenue recognition related to the REC’s met the four criteria under SAB 104.

RESPONSE:

The Company confirms that in future filings, the Company will provide disclosure in the business section of the Form 10-K and accounting policy note to the financial statements to address the issues set out above.  Set forth below is our proposed disclosure in this regard:

Business Section Disclosure:

“Our portfolio of solar power generation assets generates revenue from the sale of electricity pursuant to long-term, typically 20-year, solar power services agreements and feed-in tariffs and the receipt and sale of renewable energy incentives, including renewable energy credits (“RECs”) and performance based incentives (“PBIs”), pursuant to agreements of varying lengths depending upon the market in which they are sold.

“Through electricity generation by solar electric systems that it operates in Maryland, New Jersey and Colorado, SunEdison is credited with one REC for each 1,000 kilowatt-hour (or megawatt-hour) of electricity it produces.  RECs represent the right to claim the environmental, social and other non-power qualities of the renewable electricity generation.  At the time SunEdison commences construction of a solar power plant, SunEdison submits an application to the relevant state energy regulatory body.  The solar power plant is inspected and if approved, SunEdison is qualified to receive RECs based on actual production in the future.  A REC, and its associated attributes and benefits, can be sold with or separately from the underlying physical electricity associated with a renewable-based generation source.  Buyers of these certificates are typically the utilities that can use the credits to offset state or public utility commission mandated environmental obligations that specify that a portion of their electricity must be generated by solar energy.  Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates.  Sales directly to utilities are generally recorded at the time the required level of energy is generated, which in turn gives SunEdison the right to a REC.  SunEdison has the legal and contractual right to transfer ownership of the REC to a third party under the terms of an agreement between SunEdison and the utility. Investors also purchase these certificates, typically under similar contracts.  These investors then resell the certificates to end-user utilities.”

“In the event of under production of energy versus the contracted volume or inability to secure state validation, the Company may be required to purchase RECs on the spot market and transfer them to the third party. Given the nature of the solar power plants operations (powered by the sun with limited operations and maintenance activities) and historical experience, the Company believes the likelihood the Company would be required to purchase a material amount of RECs to satisfy potential future contractual shortfalls to be remote.”

“SunEdison also receives renewable energy incentives from public utilities in the State of California in the form of PBIs under the California Solar Initiative (“CSI”) program for the production of renewable energy. A fixed rate per kilowatt hour of actual solar energy production is paid in cash by the utilities over a 60 month period and the incentive is not based or calculated on the cost to construct the solar power plant. The PBIs are not earned by SunEdison unless production actually occurs and there is no penalty under the PBI program if there is no electricity production.  Production from SunEdison-operated systems is verified by an independent third party before billing to the utilities.  Unlike RECs discussed above, PBIs are merely a cash incentive and are not tradable.”

Accounting Policy Note Disclosure:

“For SunEdison-owned solar energy systems, including those capitalized under capital leases and failed sale/leasebacks classified as financing obligations, we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits (“RECs”).  In the State of California, we may also receive performance-based incentives (“PBIs”) from public utilities in connection with a program sponsored by the State of California.   Both the RECs and PBIs are based on the actual level of output generated from the system.  There are no penalties in the event electricity is not produced for PBIs.  However, if production does not occur on the systems with which we have sale contracts for our RECs, we may have to purchase RECs on the spot market.  Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.  RECs are generated at the time the required production levels are satisfied.  Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates.  REC revenue is recognized at the time SunEdison has transferred a REC pursuant to an executed a contract relating to the sale of the RECs to a third party.  For PBIs, production from SunEdison-operated systems is verified by an independent third party and once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria.”

“Recording of a sale of RECs and receipt of PBIs under U.S. Generally Accepted Accounting Principles (“GAAP”) is accounted for under Staff Accounting Bulletin 104 (“SAB 104”).  There are no differences in the process and related revenue recognition between REC sales to utilities and non-utility customers.  Revenue is recorded when all revenue recognition criteria are met, including: there is persuasive evidence an arrangement exists (typically through a contract), services have been rendered through the production of electricity, pricing is fixed and determinable under the contract and collectability is reasonably assured.  For RECs, the revenue recognition criteria are met when the energy is produced and an REC is generated and transferred to a third party pursuant to a contract with that party fixing the price for the REC.  For PBIs, revenue is recognized upon validation of the kilowatt hours produced from a third party metering company since the quantities to be billed to the utility are determined and agreed to at that time.”

The Company has concluded that the PBIs we receive should be reflected as revenue and not as a reduction of related costs of generating the solar energy sold for the following reasons:  Paragraph 78 of Financial Accounting Standards Board Concepts Statement 6 states, “Revenues are inflows or other enhancements of assets of an entity or settlements of liabilities (or a combination of both) from delivering or producing goods, rendering of services, or other activities that constitute the entity’s ongoing major or central operations.”  Given this guidance, the Company believes that the PBIs and RECS should be presented in the income statement as a component of revenues.  The Company’s business model is predicated on the development of solar facilities in a manner that facilitates and maximizes the earning of available incentives such as PBIs and RECs.  The Company receives two streams of cash flows from the delivery of electricity:  i) from end-user customers through the sale of electricity and ii) from incentive payments by public utilities or the sale of RECs to third parties.  Payments received under the CSI program and REC contracts represent one of the principal cash generating and business activities of the Company.

From a pricing standpoint, the incentives are significant relative to the price of renewable energy delivered to the grid.  For example, California PBI rates per hour on the Company’s existing projects are approximately $.22 per kilowatt hour as compared to a rate of $.10 per kilowatt hour for power delivered to the end customer.  Therefore, the Company believes the payments from the utility represent incremental proceeds for the sale of “green” power to the public utility as required by the CSI.

PBIs are provided for the delivery of renewable energy produced and delivered into the grid.  Specifically in delivering energy (kilowatt hours) into the energy grid, the Company believes that cash flows received are analogous to a tariff system in which the solar producer gets a higher rate per kilowatt hour as solar energy is a more desirable source of power by the end users.  From the end users’ standpoint, the incentives may be viewed as a type of price subsidy by which customers are enabled to purchase “green” energy at reasonable rates.

Additionally, the amount of PBIs are in excess of the ongoing cost to produce the solar electricity and, therefore, the Company has concluded it is not appropriate to present the incentives as a reduction to cost of goods sold.

From the SunEdison acquisition date of November 20, 2009 through December 31, 2009, we recorded total PBI and REC revenue of approximately $1.4 million or 0.12% of total MEMC consolidated revenues for the year ended December 31, 2009.

Results of Operations, page 3

2.
We note your response to our prior comment 3.  Please revise your disclosure in future filings to describe the administrative prerequisites that the joint venture was required to complete under its agreement to sell the solar power plant and because of which it did not record revenue from the sale of the solar power plant until 2010.  Tell investors the date on which the prerequisites were completed and sale recorded.

RESPONSE: The Company confirms that in future filings the Company will provide disclosure to address the issues set out above. Set forth below is our proposed disclosure in this regard:

“In the fourth quarter of 2009, our joint venture with Q-Cells SE (“Q-Cells”) completed the construction of a solar power plant and executed a contract to sell it to a third party. The joint venture did not recognize revenue related to the sales contract as of December 31, 2009 because there were certain conditions or administrative prerequisites that had not yet occurred to permit revenue recognition.  Specifically, these prerequisites included transfer of title and legal change in ownership upon the registration of the buyer in the German commercial registry as the new owner; acceptance by the financing banks of changes proposed by the buyer to the loan financing put in place by the joint venture; and the project entities needed to acquire all assets and permits necessary to operate their respective business. This contract resulted in the joint venture recognizing an impairment on the plant assets for the three months ended December 31, 2009. MEMC’s share of the impairment was approximately $3.0 million in the fourth quarter of 2009 with an additional $1.5 million recognized in the first quarter of 2010 when concessions were made to the pre-negotiated sales price. The impairment of MEMC’s investment in the joint venture was recorded in the statement of operations as equity in earnings of joint venture, net of tax.”

“The administrative prerequisites of the sale outstanding as of December 31, 2009 were met in the first quarter of 2010. On March 30, 2010, the buyer confirmed that the conditions were met as of that date and so the joint venture recorded the revenue related to the sale as of that date. At the same time, consistent with its accounting policy for the sale of the solar wafers to Q-Cells SE, MEMC recognized its pro rata share of the net profit previously deferred for those solar wafer sales of $8.8 million.  This is recorded in the statement of operations as equity in earnings of joint venture, net of tax.”

Critical Accounting Policies and Estimates, page 14 Goodwill and Intangible Assets, page 16

3.
We note from your response to our prior comment 5, that the acquisition date fair value of the favorable intangible assets relating to PBIs was determined using a market participant approach that compared the state specific incentive rates as of the acquisition date to existing PBI rates.  You also stated that the current state incentive rates for PBIs were lower than your contractual rates.

•
Please describe to us in detail the process by which you receive PBIs under the California Solar Initiative program, including how the amounts of the cash incentive is determined, whether the cash incentives are based on the amount of energy produced and sold by a given solar power plant and if so, how they are calculated, and whether cash incentive rates are set at inception of a solar power plant being accepted into the program and remain fixed until the plant exits the program.

•
Tell us what you mean by the current state incentive rates were lower than your contractual rates.  If the contractual rates to which you refer are not with the State of California, explain to us with whom you have contracts for PBIs and how PBI cash payments are determined.

RESPONSE:

Please see our response to Comment 1 for additional background information related to the PBI and REC process.  The State of California does not provide the financial support for the PBIs.  Instead, they sponsor the CSI program which allows California public utilities to include the higher costs in the rates charged to consumers.  The PBI is determined based on rates per kilowatt hour published by the California Public Utilities Commission for a given time period and locale.  Prior to the construction of a project, SunEdison completes an application and submits it to the applicable public utility that serves the particular geographic location based on the published incentive rate at the time the application is submitted.  If accepted, the project is built and, once completed, the solar power plant obtains validation of the meter and system existence by the state.  When the energy is produced, a monthly meter reading is performed by an outside third party for verification and billing to the public utility.  The utility pays SunEdison based on the actual production times the pre-established, fixed PBI rate.  The rate per kilowatt hour is fixed over the 60-month term of the incentive.  However, while the actual PBI rate per kilowatt hour is fixed, the overall incentive is variable based on the actual level of output of the system over the 60-month term.

For RECs, SunEdison typically has contractual commitments with other utilities and investors to purchase the RECs generated for a given project at a fixed rate per kilowatt hour of solar production.  As of the acquisition date of November 20, 2009, SunEdison had REC sales contracts with Constellation Energy, Hess, METED and Xcel Energy.

As of the date the Company completed the acquisition of SunEdison,  November 20 2009, these contracts were valued using PBI rates that could then be applied for or estimated sales prices for RECs to third parties as of that date.  The State of California has reduced the PBI rate per kilowatt hour over time.  Accordingly, had a market participant applied for a PBI as of the acquisition date, the PBI rate would have been lower than the fixed rate SunEdison received prior to the acquisition date.  SunEdison concluded it had an intangible asset related to the favorable PBI rates acquired.

Regarding RECs, there is a limited spot market for the credits in some states.  SunEdison reviewed the spot market pricing from various brokers as well as internal estimates of what SunEdison believed it could sell RECs for on the spot market.  The estimated current market rates were considered to be lower than our contractual rates which were fixed prior to the acquisition date.  For example, on one project completed on March 30, 2009, SunEdison had a contractual rate to sell a REC at $425.00 per kilowatt hour.  As of the acquisition date of November 20, 2009, the estimated sales price on the spot market was $320.00 per kilowatt hour.  Accordingly, the Company concluded it had an intangible asset related to the favorable REC contract of $105.00 per kilowatt hour.

Consolidated Financial Statements, page 24 Note 8: Investments, page 43

4.
We note from your response to our prior comment 9 that your sales of wafers to Q-Cells SE were contemplated in the joint venture agreement, which provided that wafer volumes in amounts sufficient to build the size of the solar power plant stipulated in the joint venture agreement would be sold.  As we note from your response to prior comment 8 that the revenue and cost of sales for these transactions are reflected in your gross margins, describe to us any risks you retained in these transactions, discuss the risks undertaken by Q-Cells SE relating to the inventory you sold, its responsibility for and ability to make timely payment under the contracts.  For example, tell us whether payment by Q-Cells SE was dependent on the sale of the joint venture’s solar power plant.  Tell us when Q-Cells SE made payments for the wafers you sold in 2009.

RESPONSE:

Wafers sold to Q-Cells SE under the terms of the joint venture agreement were sold with 30-day payment terms.   These sales were made under normal commercial terms, including payment terms, with other similar commercial transactions entered into by the Company at that time. The payment terms were not dependent on the sale of the joint venture’s solar power plant.  As outlined in the joint venture agreement, title passed and the risk and rewards of ownership of the sold wafers transferred to Q-Cells SE at the time of delivery to the carrier.  Accordingly, upon delivery, the Company no longer retained any risks in the inventory, Q-Cells SE undertook the risk and rewards of ownership of the wafers and Q-Cells SE was responsible for making timely payments under the contract.

While Q-Cells SE was required to purchase wafer volumes from MEMC in amounts sufficient to build the size of the solar power plant stipulated in the joint venture agreement, it was not a requirement that those wafers be used for the joint venture power plant. Sales made to Q-Cells during the construction phase were included in the determination of margin deferred because it was assumed that those wafers were used in the power plant construction.  The Company sold wafers to Q-Cells SE under approximately 40 shipments/invoices from June 2009 through December 2009.    The contract to sell the solar power plant was executed on December 31, 2009 and approximately 65% of all wafer sales to Q-Cells SE were collected during September 2009 and October 2009 and approximately 95% of all sales collected before the execution of the sales agreement on December 31, 2009.  A majority (57%) of the payments were collected within +/- ten calendar days of the contracted due date.

5.
You did not provide the three acknowledgements requested in our previous letter and, therefore, we issue our request for the acknowledgements, which must be signed by an officer of the registrant.  Please provide, in writing, a statement from the company acknowledging that:

	•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: We hereby acknowledge that:

	•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact Tim Oliver, the Company’s Senior Vice President and Chief Financial Officer, at (636) 474-5225, or me at (636) 474-5218.

Sincerely,

/s/ Denis McCarthy

Denis McCarthy
Vice President and Principal Accounting Officer

cc:	Timothy C. Oliver
MEMC Electronic Materials, Inc.